June 9, 2005


Mail Stop 0306


Gideon Wertheizer, Chief Executive Officer
CEVA, Inc.
2033 Gateway Place, Suite 150
San Jose, California 95110


Via U S Mail and FAX [ (408) 514-2993 ]


Re:	CEVA, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Form 10-Q for the fiscal quarter ended March 31, 2005
	File No.  0-49842

Dear Mr. Wertheizer:

	We have reviewed the supplemental information filed on May
25,
2004, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should file the requested Form to comply with our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Gideon Wertheizer
CEVA, Inc.
June 9, 2005
Page 2

Form 10-K for fiscal 12/31/04, as Amended

Reports of Independent Registered Public Accounting Firm - Pages
F-2
and F-3

1. We have read your response and it is the staff`s view that a change in accountants has occurred. It is our understanding that each accounting firm is a separate legal entity. In this connection, the partners of each firm would therefore have separate legal liability. It does not appear that the two accounting firms meet the definition of an associate as described under Rule 2-01(f)(2) of Regulation S-X. Further, the fact that each accounting firm is separately registered with the Public Company Accounting Oversight Board provides additional support that the two accounting firms are separate legal entities, which could not practice public accounting without separate registration. As previously requested, please provide the required Item 4.01 Form 8-K.

Acknowledgements

2. We note you have not included in your responses the three acknowledgements requested on page 3 of our comment letter.
Please
include these acknowledgements in the form requested in your next letter.

*  *  *  *  *  *  *

      As appropriate, please file the requested Form and respond to the other comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR under the label "CORRESP." When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address:
20549-0306.

      You may contact Jeanne Bennett at (202) 551-3606, if you have questions regarding our comments. In her absence you may contact me at (202) 551-3676.



      Sincerely,


      							Brian R. Cascio
      							Accounting Branch Chief
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